FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

Script for Dr. Margolis Video dated May 23, 2012

Introductory Slide that says:

HealthCare Partners Medical Group and Affiliated Physicians

Dr. Robert J. Margolis, MD

Chief Executive Officer

This is Dr. Robert Margolis and I am very pleased to be able to share some wonderful news with you. As you have probably seen or heard, HealthCare Partners Medical Group will be consolidating with DaVita to form DaVita HealthCare Partners. I wanted to share some of my personal feeling and emotions around this transaction with you and to give you some additional details about why the Board of Directors and I believe this is the right decision for our company.

I have been with HCP since our original days as California Primary Physicians. As you might imagine, HCP means a great deal to me, to my family and to the many physicians and patients that we touch. As I looked at the long term future of healthcare, I saw the opportunity to take this organization that I love and merge it into another premier health care delivery company so that we could truly transform healthcare in this country.

I have known Kent Thiry, the CEO of DaVita, for many years, and I have consistently been impressed with his sense of values, his commitment to the DaVita employees and patients and his desire to help transform healthcare. After many conversations, I became convinced that our two organizations could truly better serve our patients, could better serve our employees and physicians and better serve the healthcare industry by consolidating forces. When Kent and I presented this idea to our respective Boards, they agreed as well.

Let me tell you a little bit about DaVita. They are one of the world’s leading providers of dialysis services, providing services both in this country and well as several countries overseas. They are consistently recognized for providing their patients with the best clinical outcomes in their segment of the healthcare industry. I recently went to their Nationwide meeting where I had a chance to interact with many of their managers, directors and Vice presidents, and I can tell you to a person they reminded me so much of our HCP team that it took my breath away. Committed to their patients, committed to their company, committed to each other-And willing to have a good time when they all got together. Their culture is so similar to ours that it’s hard to believe.

We have looked at DaVita’s organizational structure, we have looked at their mission, we have looked at their sites and we have talked to their people. I can honestly tell you that I never thought I would find a company that came so close to matching our own mission, values and culture.

Obviously, any consolidation like this is going to have some problems and I don’t want to minimize them. However, the existing HCP management team, including me, will stay in place. We will continue to operate autonomously. We will continue to focus on the things that have made us a leader in coordinated care. We simply will be known as DaVita HealthCare Partners.

Just because we have agreed to merge doesn’t mean that the heavy lifting is done. The agreement has to be approved by several government entities before it can be finalized, and that process could take 3-5 months. In the mean time, nothing will change. We will continue to focus on doing what we have been doing for a long time, which is doing the best job of taking care of our patients and employees that we possibly can.

We are more than happy to answer any questions that you might have about this transaction. We have set up an email box (Questions@healthcarepartners.com) where you can submit any questions or concerns that you may have. We will respond to each and every submission that we receive.

Let me close by saying what an honor it is to be your Chief Executive Officer. I honestly believe that each of you brings a unique mix of skills, talents and personality to HCP and I am pleased and humbled to tell you how much I appreciate and applaud all of your efforts. I hope that all of us continue this journey together for many more years.

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the agreement of DaVita Inc. (“DaVita”) to acquire HealthCare Partners, a California limited liability company, through a merger of Seismic Acquisition LLC, a wholly owned subsidiary of DaVita, with and into HCP (the “Merger”); DaVita’s or HCP’s inability to satisfy the conditions of the Merger; the need for outside financing to pay the cash consideration in the Merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the Merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the Merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC the S-4 to register the DaVita common stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.